Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES M

$1,750,000,000

3.093% FIXED/FLOATING RATE SENIOR NOTES, DUE OCTOBER 2025

FINAL TERM SHEET

Dated September 13, 2017

Issuer:	Bank of America Corporation
Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)
Title of the Series:	3.093% Fixed/Floating Rate Senior Notes, due October 2025 (the “Notes”)
Aggregate Principal Amount Initially Being Issued:	$1,750,000,000
Issue Price:	100%
Trade Date:	September 13, 2017
Settlement Date:	September 18, 2017 (T+3)
Maturity Date:	October 1, 2025
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Fixed Rate Coupon:	3.093% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, October 1, 2024 (the “Fixed Rate Period”).
Floating Rate Coupon:	Base Rate plus 109 basis points, payable quarterly in arrears from, and including, October 1, 2024 to, but excluding, the Maturity Date (the “Floating Rate Period”).
Base Rate:	Three-Month LIBOR (Reuters Page LIBOR01)
Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, April 1 and October 1 of each year, beginning April 1, 2018 and ending October 1, 2024, subject to following unadjusted business day convention. The initial Interest Period during the Fixed Rate Period will be the period from, and including, the Settlement Date to, but excluding, April 1, 2018, the initial Interest Payment Date. During the Floating Rate Period, each of January 1, 2025, April 1, 2025, July 1, 2025 and October 1, 2025, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period
Treasury Benchmark:	7 year U.S. Treasury, due August 31, 2024
Treasury Yield:	2.013%
Treasury Benchmark Price:	99-03+
Spread to Treasury Benchmark:	108 bps
Reoffer Yield:	3.093%
Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA LLC

nabSecurities, LLC

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

The Huntington Investment Company

UniCredit Capital Markets LLC

Westpac Capital Markets, LLC

Junior Co-Managers:	Academy Securities, Inc Great Pacific Securities Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.
CUSIP:	06051GGT0
ISIN:	US06051GGT04
Concurrent Offerings:

$750,000,000 Floating Rate Senior Notes, due October 2021

$2,000,000,000 2.328% Fixed/Floating Rate Senior Notes, due October 2021

The Issuer is also offering C$500mm Fixed/Floating Rate Senior Notes, due September 2025.

The settlement of the Notes is not contingent on the settlement of any of the concurrent offerings.

Optional Redemption:

The Issuer may redeem the Notes at its option, in whole, but not in part, on October 1, 2024, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after March 18, 2018 (or, if additional Notes are issued after September 18, 2017, beginning six months after the issue date of such additional Notes), and prior to October 1, 2024, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of the scheduled payments of principal and interest on the Notes to be redeemed, that would have been payable from the redemption date to October 1, 2024, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after October 1, 2024, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on October 1, 2024, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on October 1, 2024.

“comparable treasury price” means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated is an affiliate of the Issuer, the economic interests of Merrill Lynch, Pierce, Fenner & Smith Incorporated may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above. Merrill Lynch, Pierce, Fenner & Smith Incorporated is obligated to carry out its duties and functions as quotation agent in good faith.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.